

September 24, 2010

Pedro Heilbron, Chief Executive Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

>   **Re: Copa Holdings, S.A.**
>   **Form 20-F For Fiscal Year Ended December 31, 2009**
>   **Filed March 17, 2010**
>   **File No. 001-32696**

Dear Mr. Heilbron:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F For Fiscal Year Ended December 31, 2009

Operating Results, page 43

Critical Accounting Policies and Estimates, page 48

1. Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to your disclosure on maintenance reserves, it appears the significant judgment and uncertainty is the recoverability of amounts paid to lessors through future qualifying maintenance activities. However, your disclosure does not address how you made such judgment or the key assumptions involved. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with

qualitative and quantitative information, as reasonably available. Disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements. Refer to FR-72.

Year 2009 Compared to Year 2008, page 52

Copa Segment Operating Expenses, page 53

2. You discuss and analyze certain operating costs on a per ASM basis. However, certain of your operating costs are not driven by ASMs. For example, aircraft rental costs are driven by fleet size and rental rates. While we do not object to supplemental disclosure of cost per ASM, we do not believe your discussion and analysis of non ASM-driven cost categories should be on an ASM basis. Instead, your discussion and analysis of results of operations should be based on the factors actually affecting specific cost categories. Please review all of your cost categories and revise to ensure disclosure is focused on actual cost drivers.

3. You attribute the increase in maintenance expense, in part, to an increase in capacity. Given that certain of your maintenance costs are incurred under power-by-the-hour (PBH) arrangements, it appears that increased flight activity caused an increase in power-by-the-hour expenses. We believe it would be helpful to investors if you clarify this in your disclosure in future filings. In addition, we believe you should consider disclosing the amount of maintenance expense resulting from these arrangements and the amount of non-PBH expense so that investors can better understand the extent to which your maintenance costs are rate-capped.

Liquidity and Capital Resources, page 58

Operating Activities, page 58

4. Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Please provide us with a copy of your intended revised disclosure.

Trend Information, page 61

5. We note your risk factor disclosure on page 12 which states your maintenance costs will increase as your fleet ages. Given that your fleet is aging and warranties on parts may be beginning to expire, please revise to quantify the amount or range of amounts of expected increase in maintenance expense.

Notes to Consolidated Financial Statements, page F-9

6. Please revise the notes to your financial statements to disclose the balances of major classes of depreciable assets at the balance sheet dates. Refer to ASC 360-10-50-1b. Please provide us with a copy of your intended revised disclosure.

Note 1: Summary of Significant Accounting Policies, page F-9

Frequent Flyer Program, page F-11

7. We note your disclosure that you record an expense as mileage credits are earned by your customers for the "OnePass" frequent flyer program. Please tell us whether you record this expense for all mileage credits earned regardless of whether those credits are probable of being redeemed. In addition, please tell us and revise to disclose the operating expense in which such cost is recognized.

8. So that we may better understand your frequent flyer program and your arrangement with Continental, please tell us how amounts paid to Continental per typical travel award earned compare to the amounts received from Continental per typical travel award redeemed on Copa or AeroRepublica by your customers. Please also tell us the portion of awards earned by your customers that are redeemed by them for travel on your airline. Finally, tell us how you account for amounts received from Continental for mileage credits redeemed for travel on your airlines.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief